SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549



                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                                Pride Inernational inc.
                                (Name of Issuer)

                              Common Stock, par USD .01
                         (Title of Class of Securities)

                                   74153Q102
                                 (CUSIP Number)

                              Solvi M. Tonning
                     SKAGEN Funds (Stavanger Fondsforvaltning AS)
                            P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 93 98 31
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 14, 2006
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      74153Q102              SCHEDULE 13D         PAGE 2 OF 7 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SKAGEN Funds (Mutual funds managed by Stavanger Fondsforvaltning AS) (NO 867 762 732)


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
		OO


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                       	March 14, 2006      8104900


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         		March 14, 2006     5,01 %

    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      74153Q102            SCHEDULE 13D         PAGE 3 OF 7 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of common stocks, par value UDS .01,of Pride International Inc. (the "Issuer"). The principal executive office of the Issuer is located at Pride
International Inc,5847 San Felipe, Suite 3300, Houston TX,
United States of America

Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (Stavanger
Fondsforvaltning AS), a Norwegian Investment company (the "Reporting Person").The Investment company has ten mutual funds under management. The shares are hold for investment purposes. The Investment Director is
J. Kristoffer  C. Stensrud.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing assets for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Norway.

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CUSIP NO.     74153Q102               SCHEDULE 13D      	 PAGE 4 OF 7 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investmentopportunity. The Reporting Person may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 161932523 Shares outstanding, registered at Bloomberg March 14, 2006.

       As of the close of business on March 14, 2006, the Reporting Person beneficially owned 5,01 % of the shares outstanding.


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CUSIP NO.      74153Q102           SCHEDULE 13D         PAGE 5 OF 7 PAGES



        (b) The Reporting Person voting and dispositive powers over less than 5 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

Trade	Settle			Local Unit
Date	Date	Quantity	Security	Price

PURCHASES:

14.12.2005	19.12.2005	94000	PRIDE INTERNATIONAL	32,0423	USD
14.12.2005	19.12.2005	6000	PRIDE INTERNATIONAL	32,0423	USD
15.12.2005	20.12.2005	129800	PRIDE INTERNATIONAL	31,7662	USD
16.12.2005	21.12.2005	36700	PRIDE INTERNATIONAL	31,0111	USD
16.12.2005	21.12.2005	151600	PRIDE INTERNATIONAL	31,3421	USD
19.12.2005	22.12.2005	90000	PRIDE INTERNATIONAL	31,2038	USD
19.12.2005	22.12.2005	9500	PRIDE INTERNATIONAL	31,2038	USD
19.12.2005	22.12.2005	500	PRIDE INTERNATIONAL	31,2038	USD
21.12.2005	27.12.2005	41000	PRIDE INTERNATIONAL	31,492	USD
21.12.2005	27.12.2005	6000	PRIDE INTERNATIONAL	31,492	USD
21.12.2005	27.12.2005	3000	PRIDE INTERNATIONAL	31,492	USD
27.12.2005	30.12.2005	129000	PRIDE INTERNATIONAL	30,4884	USD
27.12.2005	30.12.2005	15200	PRIDE INTERNATIONAL	30,6725	USD
27.12.2005	30.12.2005	15000	PRIDE INTERNATIONAL	30,4884	USD
27.12.2005	30.12.2005	6000	PRIDE INTERNATIONAL	30,4884	USD
27.12.2005	30.12.2005	32000	PRIDE INTERNATIONAL	30,4618	USD
28.12.2005	03.01.2006	64000	PRIDE INTERNATIONAL	30,6957	USD
28.12.2005	03.01.2006	7400	PRIDE INTERNATIONAL	30,6957	USD
29.12.2005	04.01.2006	35700	PRIDE INTERNATIONAL	30,7463	USD
01.02.2006	06.02.2006	149900	PRIDE INTERNATIONAL	34,9229	USD
02.02.2006	07.02.2006	100000	PRIDE INTERNATIONAL	34,7445	USD
09.02.2006	14.02.2006	50500	PRIDE INTERNATIONAL	33,488	USD
13.02.2006	16.02.2006	94700	PRIDE INTERNATIONAL	33,8174	USD
14.02.2006	17.02.2006	55800	PRIDE INTERNATIONAL	31,8287	USD
15.02.2006	21.02.2006	100000	PRIDE INTERNATIONAL	31,1664	USD
01.03.2006	06.03.2006	13600	PRIDE INTERNATIONAL	31,7456	USD
01.03.2006	06.03.2006	12300	PRIDE INTERNATIONAL	31,8692	USD
02.03.2006	07.03.2006	151100	PRIDE INTERNATIONAL	32,3209	USD
03.03.2006	08.03.2006	4900	PRIDE INTERNATIONAL	32,5473	USD
06.03.2006	09.03.2006	245800	PRIDE INTERNATIONAL	31,8781	USD
07.03.2006	10.03.2006	75000	PRIDE INTERNATIONAL	30,399	USD
08.03.2006	13.03.2006	150000	PRIDE INTERNATIONAL	29,98	USD
14.03.2006	17.03.2006	150000	PRIDE INTERNATIONAL	29,9779	USD

SALES:

14.02.2006	17.02.2006	28700	PRIDE INTERNATIONAL	32,2418	USD


        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable

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CUSIP NO.      74153Q102               SCHEDULE 13D         PAGE 6 OF 7 PAGES



                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 16, 2006



                            SKAGEN Funds (STavanger Fondsforvaltning AS)
                            BY: /s/ Solvi M. Tonning

                            Name:  Solvi M. Tonning
                            Title:

                            BY: /s/ J. Kristoffer C. Stensrud

                            Name:  J. Kristoffer C. Stensrud
                            Title: Investmetn Director